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SEC FILE NUMBER
8-49474

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Verity Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 10 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 S. Mangum Street, Suite 550
(No. and Street)

Durham	NC	27701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy L Simonson	919-354-3061	asimonson@verityinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Batchelor, Tillery & Roberts, LLP
(Name – if individual, state last, first, and middle name)

3605 Glenwood Ave., Suite 350	Raleigh	NC	27612
(Address)	(City)	(State)	(Zip Code)

9/1/2009	3675
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy L Simonson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Verity Investments, Inc, as of 2/19, 2 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Treasurer

Notary Public

ADRIAN F HOYOS NOTARY PUBLIC DURHAM COUNTY, NC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

SEC Mail Processing

MAR 10 2025

Washington, DC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2024
AND DECEMBER 31, 2023

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
TABLE OF CONTENTS

	Page No.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .... Opinion on the Financial Statements	1-2
FINANCIAL STATEMENTS	
Statements of Financial Condition	3
Statements of Income	4
Statements of Changes in Stockholder's Equity..	5
Statements of Cash Flows	6
Notes to Financial Statements	7-10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to SEC Rule 15c3-1..	11
Supplemental Schedule of Computation and Reconciliation of Amended Net Capital Pursuant to Rule 15c3-3 of the Securities and Exchange Commission...........................	12
Supplemental Schedule of Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission...........................	13
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM .... Review of the Exemption Report and Management Statements	14
EXEMPTION REPORT..	15
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES	16-17
Schedule of Assessments and Payments	18

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Verity Investments, Inc., a wholly-owned subsidiary of Verity Financial Group, Inc., (the "Company") as of December 31, 2024 and 2023, the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information on pages 11–13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tilley & Roberts, LLP

We have served as the Company's auditor since 2016.

Raleigh, North Carolina
February 26, 2025

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2024 AND DECEMBER 31, 2023

		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	108,785	$	105,692
Receivables		43,915		46,437
Prepaid expenses		20,798		15,230
Due from affiliate		648		-
Other current assets		-		2,597
Total assets	$	174,146	$	169,956
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Accounts payable	$	47	$	2,125
Accrued expenses		11,250		10,500
Commissions payable		47,589		38,708
Due to affiliate		25,012		22,948
Total liabilities		83,898		74,281
Stockholder's equity:				
Common stock, no par value; 100,000 shares authorized; 100 shares issued and oustanding		35,000		35,000
Retained earnings		55,248		60,675
		90,248		95,675
Total liabilities and stockholder's equity	$	174,146	$	169,956

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

	2024	2023
Revenues:		
Brokerage commissions	$ 207,122	$ 123,763
12b-1 distribution fees	418,308	410,945
Municipal income	7,979	7,472
Other income	28,908	8,704
Total revenues	662,317	550,884
Expenses:		
Commission expense	540,740	419,338
Interest expense	824	-
Management fee	62,400	94,200
Professional fees	18,955	19,075
Dues and subscriptions	24,462	26,560
Outside services	4,254	12,894
Insurance	2,355	1,707
Licenses expense	7,967	17,857
Computer and software expense	4,875	-
Miscellaneous expense	912	1,035
Total expenses	667,744	592,666
Income (loss) before income taxes	(5,427)	(41,782)
Less: current provision for income taxes	-	456
Net income (loss)	$ (5,427)	$ (42,238)

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Common Stock	Retained Earnings	Total
Balances at January 1, 2023	$ 35,000	$ 102,913	$ 137,913
Net income (loss) for 2023	-	(42,238)	(42,238)
Balances at December 31, 2023	$ 35,000	$ 60,675	$ 95,675
Net income (loss) for 2024	-	(5,427)	(5,427)
Balances at December 31, 2024	$ 35,000	$ 55,248	$ 90,248

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

	2024		2023	
Cash flows from operating activities:				
Net income (loss)	$	(5,427)	$	(42,238)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Cash flows from changes in:				
Receivables		2,522		9,662
Prepaid expenses		(5,568)		5,806
Due from affiliate		(648)		325
Other current assets		2,597		(2,597)
Accounts payable		(2,078)		(4,254)
Accrued expenses		750		750
Commissions payable		8,881		(8,635)
Due to affiliates		2,064		22,948
Income taxes payable		-		(8,760)
Net cash provided by (used in) operating activities		3,093		(26,993)
Net increase (decrease) in cash and cash equivalents		3,093		(26,993)
Cash and cash equivalents, beginning of year		105,692		132,685
Cash and cash equivalents, end of year	$	108,785	$	105,692
Supplemental disclosures of cash flow information				
Cash paid for:				
Income taxes	$	-	$	456
Interest expense	$	824	$	-

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of SEC rule 15c3-3 under Section (k)(1) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company"). Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company.

Basis of Presentation
The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred. Commissions earned on trades of securities are recognized as income when the underlying transactions are completed. Other commission and fees are recorded when earned.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes
The Company has elected to be included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the Company filed a separate income tax return, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits, if any, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The current provision for income taxes for December 31, 2024 was $0 including both federal and state income tax expenses.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes.* Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2024 and December 31, 2023.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2024 and December 31, 2023. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising costs as they are incurred. There were no advertising expenses for the years ended December 31, 2024 and December 31, 2023.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for interest-bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2024, and December 31, 2023.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent Company of the Company, and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statements of income and are recorded as amounts due to parent on the statements of financial condition.

For the year ended December 31, 2023, an additional one-time management fee of $30,000 was paid to Verity Asset Management, Inc., an affiliate of the Company, for its increased allocation of salary expenses incurred during the third and fourth quarter of year ended December 31, 2023.

Total management fees for the year ended December 31, 2024 and December 31, 2023 were $62,400 and $94,200, respectively. At December 31, 2024, $648 was due from Verity Financial Group Inc., and $25,012 was owed to Verity Asset Management, Inc.

The allocation of the fees paid were as follows:

	2024	2023
To Verity Financial Group, Inc.	$ 7,200	$ 9,000
To Verity Asset Management, Inc.	55,200	85,200
	$ 62,400	$ 94,200

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2024 and December 31, 2023, the Company had excess net capital of $38,485 and $35,063, respectively. The Company's required minimum net capital is $25,000. At December 31, 2024 and December 31, 2023, the Company's ratio of aggregate indebtedness to net capital was 1.32 to 1 and 1.24 to 1, respectively.

NOTE 5 – REVENUE RECOGNITION

New Accounting Guidance Implementation
On January 1, 2019, the Company adopted ASU 2014-09 "*Revenue from Contracts with Customers*." This ASU requires the Company to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company applied the five-step method for analysis of its contracts with customers detailed in this ASU to all revenue streams and elected the cumulative effect approach. The implementation of this ASU did not have a material impact on the measurement or recognition of revenue from prior periods.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and service fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Transaction Based Commission Revenue – The Company buys and sells securities on behalf of its customers. Each time the customer enters into a buy transaction, the Company receives a commission. In instances where a contingent deferred sales charge may be imposed, the Company may also receive a contingent deferred commission, in some instances, when a customer enters into a sell transaction. Commissions are recognized on the trade date of the transaction. The Company believes that the performance obligation is satisfied at a point in time because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Service Fee Income – The Company offers registered investment products to customers and receives service trail compensation paid by the investment company, commonly referred to as 12(b)1 service fees. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Service fees are set as a flat fee against total assets held by a customer and may vary across different investment products. Service fees may be paid monthly or quarterly in arrears, and the timing of payments can vary across different investment companies. Service fee revenue is recognized as of the last day of the period covering the service fee calculation.

NOTE 5 – REVENUE RECOGNITION (CONTINUED)

Disaggregated revenue from contracts with customers

The following table presents revenue by major source:

Revenue from sale of investment company shares	$	86,936
12(b)1 service and distribution fees		418,308
Other		156,938
Total disaggregated revenue from contracts with customers	$	662,182
Interest income		135
Total revenue	$	662,317

NOTE 6 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 27, 2025, which is the date the financial statements were available to be issued.

NOTE 7 – SINGLE REPORTABLE SEGMENT

The business operations of Verity Investments, Inc. constitute a single operating segment, and therefore, a single reportable segment, because Management operates the business activities using information about the Firm as a whole. Verity Investments, Inc. is engaged in a single line of business as a securities broker-dealer. Management uses financial reporting, including net income, to evaluate the business and to make operations decisions regarding the business. In addition, Management uses net capital computations, including excess net capital, to make operational decisions in line with maintaining capital adequacy in considering decisions related to expanding operations.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
YEAR ENDED DECEMBER 31, 2024

Computation of net capital:		
Total ownership equity from statement of financial condition		$ 90,248
Deductions and/or changes:		
Non-allowable assets:		
Due from affiliate		648
Receivables from non-customers		-
Portion of broker-dealer receivables greater than commission payable		3,927
CRD deposits		1,390
Prepaid expenses		20,798
		26,763
Net capital		63,485
Computation of basic net capital requirement:		
Minimum net capital required:		
Calculation (6-2/3% of aggregate indebtedness)	$ 5,593	
Company requirement	$ 25,000	
Net capital requirement (greater of the above)		25,000
Excess net capital		$ 38,485
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement		$ 33,485
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition		$ 83,898
Percentage of aggregate indebtedness to net capital		132.15%
Net Capital Reconciliation:		
Net Capital as per the FOCUS Report-Part IIA		$ 63,485

There are no material differences from the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2024.

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
SUPPLEMENTAL SCHEDULE OF COMPUTATION AND RECONCILIATION OF AMENDED NET CAPITAL PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

In 2023 and 2024, the Company does not claim exemption from Rule 15c3-3 and instead invokes the Footnote 74 provision, on the basis that the Firm does not require an exemption from Rule 15c 3-3. The Company does not maintain a 'Special Account for the Exclusive Benefit of Customers', and therefore does not claim exepmtion under (k)(2)(i); and, the firm conducts Section 529 business, and therefore does not claim an exemption under (k)(1).

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
SUPPLEMENTAL SCHEDULE OF INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2024 AND DECEMBER 31, 2023

For 2024 and 2023, the Company no longer claims this exemption.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Verity Investments, Inc.:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Verity Investments, Inc. (the "Company"), a wholly-owned subsidiary of Verity Financial Group, Inc. did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the following types of business: mutual fund retailer on an application way basis or wire order basis, mutual fund securities broker, municipal securities broker, broker or dealer selling variable life insurance or annuities, broker or dealer selling tax shelters or limited partnerships in primary distributions, and direct participation programs. In addition, the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 12c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 26, 2025

VERITY
Investments, Inc.

Independent Thinking.
Meaningful Results.

Verity Investments, Inc. – Exemption Report

Verity Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following for the year ended December 31, 2024:

1. The Firm invokes the Footnote 74 provision, on the basis that the Firm no longer requires an exemption from Rule 15(c)3-3. The Firm does not maintain a 'Special Account for the Exclusive Benefit of Customers" and therefore does not claim exemption under (k)(2)(i). Further, the firm conducts Section 529 business, and therefore does not claim an exemption under (k)(1).

2. Verity Investments, Inc. seeks to not claim any exemption when filing FOCUS Report Part IIA, Item 25.

Verity Investments, Inc.
I, Amy L. Simonson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Vice President, Finance & Operations, FINOP, Treasurer
February 4, 2025

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Verity Investments, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Verity Investments, Inc. (the "Company"), a wholly-owned subsidiary of Verity Financial Group, Inc., is responsible for the Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 26, 2025

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of Verity Financial Group, Inc.)
SUPPLEMENTAL SCHEDULE OF
SIPC ASSESSMENTS AND PAYMENTS

GENERAL ASSESSMENTS FOR 2024

		2024
General Assessments	$	11.00
Less Payment Applied, SIPC-6 Filing dated 11/27/2024	$	(4.00)
Less Payment Applied, SIPC-7 Filing dated 2/8/2025	$	(7.00)
Balance Due as of February 7, 2025	$	-